UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                            SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                         (Amendment No. 4)*

                        Concepts Direct, Inc.

                          (Name of Issuer)

                   Common Stock, $0.10 Par Value

                   (Title of Class of Securities)

                             206013104

                           (CUSIP Number)

                         Phillip A. Wiland
                       Concepts Direct, Inc.
                        2950 Colorful Avenue
                      Longmont, Colorado 80504
                           (303) 772-9171

           (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                          February 24, 2003

       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e),
240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 206013104                             13D


1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

           Phillip A. Wiland

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [  ]

   (b) [  ]

3. SEC Use Only

4. Source of Funds (See Instructions).  PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant
   to Items 2(d) or 2(e).     N/A

6. Citizenship or Place of Organization.

           Colorado, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With

     7. Sole Voting Power.              35,900

     8. Shared Voting Power.         2,085,519

     9. Sole Dispositive Power.         35,900

    10. Shared Dispositive Power.    2,085,519

11. Aggregate Amount Beneficially Owned by Each Reporting Person.

            2,121,419

12. Check if the Aggregate Amount in Row (11) Excludes Certain
    Shares (See Instructions).      N/A

13. Percent of Class Represented by Amount in Row (11).    40.55%

14. Type of Reporting Person (See Instructions).     IN




CUSIP No. 206013104                             13D

1. Names of Reporting Persons. I.R.S. Identification Nos.
   of above persons (entities only).

   	    Linda S. Wiland

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [  ]

   (b) [  ]

3. SEC Use Only

4. Source of Funds (See Instructions).  PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant\
   to Items 2(d) or 2(e).        N/A

6. Citizenship or Place of Organization.

            Colorado, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With

     7. Sole Voting Power.               -0-

     8. Shared Voting Power.       2,085,519

     9. Sole Dispositive Power.          -0-

    10. Shared Dispositive Power   2,085,519

11. Aggregate Amount Beneficially Owned by Each Reporting
    Person.            2,085,519

12. Check if the Aggregate Amount in Row (11) Excludes Certain
    Shares (See Instructions).        N/A

13. Percent of Class Represented by Amount in Row (11).     40.08%

14. Type of Reporting Person (See Instructions).        IN


Item 1.  Security and Issuer

This statement on Schedule 13D relates to common stock, $0.10 par value ("Common Stock"), of Concepts Direct, Inc., a Delaware corporation ("Concepts Direct"). Concepts Direct's principal executive offices are located at 2950 Colorful Avenue, Longmont, Colorado 80504.

Item 2.  Identity and Background

(a)   Phillip A. Wiland and Linda S. Wiland (the "Wilands")

(b)   8000 North 41st Street, Longmont, Colorado 80503

(c)   Phillip A. Wiland: Chairman, Chief Executive Officer and
      President, Concepts Direct, Inc., 2950 Colorful Avenue,
      Longmont, Colorado 80504

(d) Neither of the Wilands has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) During the past five years, neither of the Wilands has been a party to any civil proceeding resulting in or subjecting them to a judgment, decree or final order enjoining violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)   Colorado, United States of America



Item 3. Source and Amount of Funds or Other Consideration

As further described in Item 4 (the answer to which is incorporated herein by reference), the Wilands intend to acquire additional shares of Common Stock. The Wilands intend to finance any such acquisition or acquisitions with personal funds.

Item 4.Purpose of Transaction

On December 19, 2002, the Wilands submitted a Letter of Intent to the Board of Directors of Concepts Direct (the "Letter of Intent") pursuant to which the Wilands proposed to acquire all of the outstanding shares of Common Stock in a negotiated merger transaction. On February 14, 2002, the Letter of Intent expired, and the transactions contemplated thereby were not completed.

On February 24, 2003, the Wilands entered into a new letter of intent, a copy of which is attached hereto as Exhibit 1 (the "New Letter"), with certain stockholders of Concepts Direct pursuant to which the Wilands or affiliates of the Wilands may acquire additional shares of Common Stock. Completion of the transactions contemplated in the New Letter is subject to negotiation and execution of definitive agreements by the parties to the New Letter.

The Wilands may also acquire shares of Common Stock in open market or privately negotiated purchases from time to time. Except as set forth herein, the Wilands do not currently have any plans or proposals that relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4.

Item 5. Interest in Securities of the Issuer

(a) The Wilands own in joint tenancy 2,085,519 shares of Common Stock of Concepts Direct. In addition, Mr. Wiland holds 13,900 shares of Common Stock of Concepts Direct as custodian for his minor children under the Uniform Gifts to Minors Act and for which Mr. Wiland has sole voting and investment power. Also, Mr. Wiland holds stock options for 22,000 shares of Common Stock of Concepts Direct which are currently exercisable or will become exercisable within the next 60 days. Pursuant to a Note and Purchase Agreement, by and among Concepts Direct, the Wilands and St. Cloud Capital Partners, LP ("St. Cloud"), the Wilands purchased for $2.0 million (i) a 10.0% Senior Secured Promissory Note of Concepts Direct (the "Note") and (ii) a Common Stock Purchase Warrant to purchase 275,000 shares of Common Stock of Concepts Direct (the "Warrant"). The Wilands exercised the Warrant pursuant to the net exercise provision thereof and received 272,369 shares of Common Stock of Concepts Direct. Mr. Wiland has voting and investment control over approximately 40.55% of the outstanding Common Stock of Concepts Direct (based on the 5,231,426 Shares outstanding as of December 16, 2002) and Mrs. Wiland has voting and investment control over approximately 40.08% of the outstanding Common Stock of Concepts Direct.

    Pursuant to an Investors' Rights Agreement dated April 26, 2002, by and among Concepts Direct, St. Cloud, and the Wilands (the "Investors Rights Agreement"), St. Cloud is required, in specific circumstances, to vote all of the shares of Common Stock beneficially held by St. Cloud in favor of the designee of the Wilands for election to the Board. Accordingly, the Wilands may be deemed to share voting power over the shares of Common Stock owned by St. Cloud. According to the Schedule 13D filed by St. Cloud on October 4, 2002, St. Cloud beneficially owns 272,369 shares of Common Stock of Concepts Direct, representing approximately 5.24% of the total Common Stock outstanding. Mr. Wiland therefore may be deemed to beneficially own 2,393,788 shares or 45.76% of the outstanding Common Stock of Concepts Direct and Mrs. Wiland may be deemed to own 2,357,888 shares or 2,351,888 shares or 45.31% of the outstanding Common Stock of Concepts Direct. The Wilands expressly disclaim any admission that they have beneficial ownership of, or any pecuniary interest in, the 272,369 shares of Common Stock beneficially owned by St. Cloud.

    In the event that the transactions contemplated by the New Letter are consummated, St. Cloud's voting obligations under the Investor's Rights Agreement would terminate, but Mr. and Mrs. Wiland will each be the beneficial and record owners of the 272,369 shares of Common Stock now beneficially owned by St. Cloud.

    The above shares do not include 20,400 shares held by Bank One as Trustee of an irrevocable trust for minor children of the Wilands pursuant to a trust agreement dated as of September
    30, 1986.

(b) Mr. Wiland has the sole power to vote and dispose of 35,900 shares of Common Stock and shares the power to vote and dispose of 2,085,519 shares of Common Stock.

    Mrs. Wiland shares the power to vote and dispose of 2,085,519 shares of Common Stock.

(c) Not Applicable.

(d) Not Applicable.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

    Not applicable.

Item 7. Material to Be Filed as Exhibits

    Exhibit 1: New Letter, dated February 24, 2003.


                              Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                Date: February 25, 2003

                                /s/ Phillip A. Wiland
                                Phillip A. Wiland



                                /s/ Linda S. Wiland
                                Linda S. Wiland